SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                               SCHEDULE 13G
                              (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                           PURSUANT TO 13d-2(b)
                        Amendment No. ___________)(1)


                           UOL PUBLISHING, INC.
                       --------------------------
                             (Name of Issuer)


                      Common Stock, $.01 par value
                    ---------------------------------
                     (Title of Class of Securities)


                               903196103
                            ---------------
                             (CUSIP Number)


                             March 31, 1998
                          --------------------
            (Date of Event Which Requires Filing of this Schedule)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               Rule 13d-1(b)
          -----
            X  Rule 13d-1(c)
          -----
               Rule 13d-1(d)
          -----

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however see the Notes.)
                   (Continued on the following pages(s))

                            Page 1 of 8 Pages

                               SCHEDULE 13G


CUSIP No.  903196103                                      Page 2 of 8 Pages
---------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hermes Investment Group, Inc.
---------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]     (b) [ ]
---------------------------------------------------------------------------
3.   SEC USE ONLY

---------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Arizona
---------------------------------------------------------------------------
                    5.   SOLE VOTING POWER

                         0
                         -------------------------
NUMBER OF       )   6.   SHARED VOTING POWER
SHARES          )
BENEFICIALLY    )        587,592
OWNED BY        )        -------------------------
REPORTING       )   7.   SOLE DISPOSITIVE POWER
PERSON WITH     )
                         0
                         -------------------------
                    8.   SHARED DISPOSITIVE POWER

                         587,592
---------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     587,592
---------------------------------------------------------------------------
10.  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*   [ ]
---------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.29%
---------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
---------------------------------------------------------------------------


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13G


CUSIP No.  903196103                                      Page 3 of 8 Pages
---------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERONS (ENTITIES ONLY)

     Apollo Group, Inc.
---------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]     (b) [ ]
---------------------------------------------------------------------------
3.   SEC USE ONLY

---------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Arizona
---------------------------------------------------------------------------
                    5.   SOLE VOTING POWER

                         0
                         -------------------------
NUMBER OF       )   6.   SHARED VOTING POWER
SHARES          )
BENEFICIALLY    )        587,592
OWNED BY        )        -------------------------
REPORTING       )   7.   SOLE DISPOSITIVE POWER
PERSON WITH     )
                         0
                         -------------------------
                    8.   SHARED DISPOSITIVE POWER

                         587,592
---------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     587,592
---------------------------------------------------------------------------
10.  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*   [ ]
---------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.29%
---------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
---------------------------------------------------------------------------




                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a) Name of Issuer:

          UOL Publishing, Inc.


Item 1(b) Address of Issuer's Principal Executive Offices:

          8251 Greensboro Drive, Suite 500
          McLean, Virginia 22102


Item 2(a)	Name of Person Filing:

          Hermes Investment Group, Inc.
          Apollo Group, Inc.


Item 2(b)	Address of Principal Business Office or, if none, Residence:

          Hermes Investment Group, Inc.:     4835 East Exeter
                                             Phoenix, AZ 85018


          Apollo Group, Inc.:                4615 East Elwood Street
                                             Phoenix, AZ 85040

Item 2(c)	Citizenship:

          Hermes Investment Group, Inc.:     Arizona corporation
          Apollo Group, Inc.:                Arizona corporation


Item 2(d)	Title of Class of Securities:

          Common Stock, $.01 par value

Item 2(e)	CUSIP Number:

          903196103

Item 3. If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  [ ]  Broker or dealer registered under Section 15 of the
                    Act,
          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,
          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act,
          (d) [ ] Investment company registered under Section 8 of the Investment Company Act,


          (e) [ ] An Investment Adviser registered under Section 203 of the Investment Advisers Act,
          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),
          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,
          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,
          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this
          box.   [X]


Item 4.   Ownership.

Hermes Investment Group, Inc.

(a)  Amount Beneficially Owned:
          587,592
          (Consists of: (i) 265,879 shares of Series C Preferred Stock which are convertible into 321,713 shares of Common Stock, and
          (ii) warrants to purchase 265,879 shares of Common Stock)
(b)  Percent of Class:
          11.29%
(c)  Number of shares as to which such person has:
     (i)   Sole power to vote or to direct the vote                       0
     (ii)  Shared power to vote or to direct the vote               587,592
     (iii) Sole power to dispose or to direct the disposition of	         0
     (iv)  Shared power to dispose or to direct the disposition of  587,592


Apollo Group, Inc.

(a)  Amount Beneficially Owned:
          587,592
          (Consists of: (i) 265,879 shares of Series C Preferred Stock which are convertible into 321,713 shares of Common Stock, and
          (ii) warrants to purchase 265,879 shares of Common Stock)
(b)  Percent of Class:
          11.29%
(c)  Number of shares as to which such person has:
     (i)   Sole power to vote or to direct the vote                       0
     (ii)  Shared power to vote or to direct the vote               587,592
     (iii) Sole power to dispose or to direct the disposition of          0
     (iv)  Shared power to dispose or to direct the disposition of  587,592


Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          The securities to which this Schedule 13G relates were purchased by Hermes Investment Group, Inc. for the account of Apollo Group, Inc.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          If a parent holding company has filed this Schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

          Not applicable.


Item 8.   Identification and Classification of Members of the Group

          If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

          Not applicable.



Item 9.   Notice of Dissolution of Group


          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          Not applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    /s/ Jorge Klor de Alva
                                    ---------------------------------------
                                    Hermes Investment Group, Inc.

                                    May 12, 1998
                                    ---------------------------------------
                                    Date



                                    /s/ Todd S. Nelson
                                    ---------------------------------------
                                    Apollo Group, Inc.

                                    May 12, 1998
                                    ---------------------------------------
                                    Date

7 <PAGE

                                 EXHIBIT A

                           JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of UOL Publishing, Inc. This Joint Filing Agreement shall be filed as an Exhibit to the Schedule 13G.

                                    /s/ Jorge Klor de Alva
                                    ---------------------------------------
                                    Hermes Investment Group, Inc.

                                    May 12, 1998
                                    ---------------------------------------
                                    Date



                                    /s/ Todd S. Nelson
                                    ---------------------------------------
                                    Apollo Group, Inc.

                                    May 12, 1998
                                    ---------------------------------------
                                    Date

